NESTLÉ S.A.

07021686

SHARE TRANSFER OFFICE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
US-Washington, DC 20549-0302
Mail Stop 3-2

YOUR REF. OUR REF. SH/cds CHAM (SWITZERLAND) March 6, 2007

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Dividend 2007 announcement

Publication by the press in Switzerland is planned for Wednesday, April 25, 2007. The Annual General Meeting of Shareholders on April 19, 2007, will have to decide on the amount of the dividend.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 41 785 20 36; e-mail : stefan.heggli@nestle.com should you have any questions.

Yours sincerely,

NESTLÉ S.A.

Stefan Heggli

Enclosures

CH-6330 CHAM ZUGERSTRASSE 8 TEL. 041 785 20 20 FAX 041 785 20 24 E-MAIL: shareregister@nestle.com

NESTLÉ S.A.

NESTLÉ S.A., Cham and Vevey

Payment of dividend

Notice is hereby given to shareholders that following a resolution of the Annual General Meeting held on April 19, 2007, the following dividend for the financial year 2006 will be paid to them as from April 25, 2007:

Gross CHF 10.40 per share

less Swiss federal withholding tax of 35%.

All dividends will be paid by bank transfer to the shareholder's account or by cheque, in accordance with the instructions received from the shareholders.

Cham and Vevey, April 25, 2007
Switzerland

The Board of Directors

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

28 February 2007
SG/BDA/cs

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 1 management transaction as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343, mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

B Daniel

Bernard DANIEL
Secretary General

Encl.

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du févr 2007 au févr 2007

Emetteur: nestle ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **4**
Sélectionner un mois: févr 2007

Emetteur	**Nestlé AG**
Date de la transaction	**28.02.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 900 titres** pour un montant total de **CHF 415'800.00** (soit CHF 462.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

2 March 2007
SG/BDA/cs

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of **8** management transactions as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343, mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

B Daniel

Bernard DANIEL
Secretary General

Encl.

- Cotation
- Admission au négoce
- Maintien de la cotation
  - Segments
  - Transactions sur le marché des capitaux
  - Devoirs d'annonce
  - Publicité évenementielle
  - Etablissement des comptes
  - Publicité des participations
  - Corporate Governance
  - **Transactions du management**
    - Origine
    - Fondement juridique
    - Reporting Engine
    - Annonces publiées
    - Privacy Statement
    - Contact
  - Contact
- Conseillers
- Organisation de l'Admission
- Réglementation
- Sanctions
- Tarif
- virt-x
- Service des Communiqués de l'Instance d'admission
- Contact

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du mars 2007 au mars 2007

Emetteur: ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **8**
Sélectionner un mois: mars 2007

Emetteur	**Nestlé AG**
Date de la transaction	**02.03.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 16'782 titres** pour un montant total de **CHF 7'467'990.00** (soit CHF 445.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**Nestlé AG**
Date de la transaction	**02.03.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 2'261 titres** pour un montant total de **CHF 1'006'145.00** (soit CHF 445.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**Nestlé AG**
Date de la transaction	**02.03.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 1'040 titres** pour un montant total de **CHF 462'800.00** (soit CHF 445.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**Nestlé AG**
Date de la transaction	**02.03.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 967 titres** pour un montant total de **CHF 430'315.00** (soit CHF 445.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**Nestlé AG**
Date de la transaction	**02.03.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 855 titres** pour un montant total de **CHF 380'475.00** (soit CHF 445.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**Nestlé AG**
Date de la transaction	**02.03.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 800 titres** pour un montant total de **CHF 356'000.00** (soit CHF 445.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**Nestlé AG**

Date de la transaction	**02.03.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 500 titres** pour un montant total de **CHF 222'500.00** (soit CHF 445.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**Nestlé AG**
Date de la transaction	**02.03.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 55 titres** pour un montant total de **CHF 24'475.00** (soit CHF 445.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

END